UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 2, 2025

Date of Report (Date of earliest event reported)

JVSPAC Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41922	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

G/F Hang Tak Building 1 Electric Street Wan Chai Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	JVSAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, no par value	JVSA	The Nasdaq Stock Market LLC
Rights	JVSAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On June 2, 2025, JVSPAC Acquisition Corp. (NASDAQ: JVSA) (“JVSPAC”) and Hotel101 Global Holdings Corp. (“Hotel101” or “HBNB”) issued a press release today announcing that the United States Securities and Exchange Commission (“SEC”) has declared effective Hotel101’s registration statement on Form F-4 filed with the SEC in connection with the previously announced business combination agreement between Hotel101 and JVSPAC. A copy of the press release is being filed as Exhibit 99.1 hereto.

Exhibit 9.01 Exhibits

(d) Exhibits

99.1	“Hotel101 Progresses Towards Nasdaq Listing” dated June 2, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2025	JVSPAC Acquisition Corp.

	By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Chief Financial Officer

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